EXHIBIT 12.2
DUKE REALTY LIMITED PARTNERSHIP
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS
(in thousands, except ratios)

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Net income from continuing operations, less preferred distributions	$319,577	$290,592	$298,421	$188,248	$196,219	$45,338
Preferred distributions	—	—	—	—	24,943	31,616
Interest expense from continuing operations	62,137	87,003	112,757	138,258	162,108	168,327
Earnings before fixed charges, continuing operations	$381,714	$377,595	$411,178	$326,506	$383,270	$245,281
Interest expense from discontinued operations	—	14,736	28,819	40,911	58,426	71,496
Earnings before fixed charges	$381,714	$392,331	$439,997	$367,417	$441,696	$316,777

Interest expense from continuing operations	$62,137	$87,003	$112,757	$138,258	$162,108	$168,327
Interest costs capitalized	21,823	18,885	16,099	16,764	17,620	16,756
Total fixed charges, continuing operations	83,960	105,888	128,856	155,022	179,728	185,083
Interest expense from discontinued operations	—	14,736	28,819	40,911	58,426	71,496
Total fixed charges	83,960	120,624	157,675	195,933	238,154	256,579
Preferred distributions	—	—	—	—	24,943	31,616
Total fixed charges and preferred distributions, continuing operations	$83,960	$105,888	$128,856	$155,022	$204,671	$216,699
Total fixed charges and preferred distributions	$83,960	$120,624	$157,675	$195,933	$263,097	$288,195
Ratio of earnings to fixed charges, continuing operations	4.55	3.57	3.19	2.11	2.13	1.33
Ratio of earnings to fixed charges and preferred distributions, continuing operations	4.55	3.57	3.19	2.11	1.87	1.13
Ratio of earnings to fixed charges	4.55	3.25	2.79	1.88	1.85	1.23
Ratio of earnings to fixed charges and preferred distributions	4.55	3.25	2.79	1.88	1.68	1.10